Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three months ended March 31, 2018

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three months ended March 31, 2018 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	March 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 11)	12,270,897	16,334,534
Accounts receivable and prepaid expenses (Note 4)	468,742	368,963
	12,739,639	16,703,497

Non-current assets
Deposit on mill equipment (Note 5)	6,474,888	4,923,209
Property, plant and equipment (Note 6)	365,425	372,292
Exploration and evaluation assets (Note 7)	46,905,153	44,804,198
	53,745,466	50,099,699
TOTAL ASSETS	66,485,105	66,803,196

LIABILITIES
Current liabilities
Trade and other payables (Note 9(b))	890,330	638,001

Non-current liabilities
Deferred income tax liability	1,434,882	1,434,882
Total liabilities	2,325,212	2,072,883

EQUITY
Share capital (Note 8)	118,054,463	118,054,463
Reserves (Note 8)	15,840,276	15,528,276
Deficit	(69,734,846)	(68,852,426)
Total equity	64,159,893	64,730,313
TOTAL EQUITY AND LIABILITIES	66,485,105	66,803,196

Commitments (Note 12)

Subsequent events (Note 16)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 10, 2018.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2018	2017
Expenses	$	$
Professional fees	244,074	183,319
Salaries and benefits (Note 9(b))	343,450	306,096
Travel and promotion	68,606	85,480
Depreciation (Note 6)	6,867	6,337
Office and license (Note 9(b))	26,773	45,739
Rent (Note 9(b))	41,554	20,915
Stock exchange fees	28,281	28,115
Insurance	14,147	13,427
Transfer agent fees	2,670	5,156
Directors’ fees (Note 9(a))	70,000	70,000
Share-based payments (Note 8(c) 9(a))	312,000	867,870
	1,158,422	1,632,454

Other income
Interest and other income (Note 9(b))	143,461	117,517
Foreign exchange gain	132,541	14,754
	276,002	132,271
Total comprehensive loss for the period	(882,420)	(1,500,183)

Basic and diluted net loss per share (Note 10)	(0.01)	(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2018	2017
	$	$
Operating activities
Net loss for the period	(882,420)	(1,500,183)
Items not affecting cash
Depreciation	6,867	6,337
Share-based payments	312,000	867,870
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(99,779)	16,056
Trade and other payables	68,697	(120,807)
Net cash used in operating activities	(594,635)	(730,727)
Investing activities
Deposit on mill equipment	(1,551,679)	-
Property, plant and equipment – purchase	-	(22,099)
Exploration and evaluation assets – costs	(1,917,323)	(2,116,678)
Net cash used in investing activities	(3,469,002)	(2,138,777)
Financing activities
Issuance of shares, net of share issue costs	-	3,196,160
Options exercised	-	783,927
Warrants and finders’ warrants exercised	-	133,080
Net cash from financing activities	-	4,113,167

Change in cash and cash equivalents	(4,063,637)	1,243,663
Cash and cash equivalents, beginning of period	16,334,534	9,770,006
Cash and cash equivalents, end of period	12,270,897	11,013,669
Supplemental cash flow information – Note 11

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2017	86,165,443	95,290,220	13,040,593	511,508	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	867,870	-	867,870	-	867,870
Private placements, net	2,519,407	3,186,995	-	-	-	-	3,186,995
Finders' warrants issued pursuant to private placement	-	-	-	9,165	9,165	-	9,165
Shares issued for cash on exercise of finders’ warrants	22,972	33,080	-	-	-	-	33,080
Fair value of finders’ warrants transferred to share capital	-	8,959	-	(8,959)	(8,959)	-	-
Shares issued for cash on exercise of warrants	100,000	100,000	-	-	-	-	100,000
Shares issued for cash on exercise of stock options	872,000	843,640	-	-	-	-	843,640
Fair value of cash stock options transferred to share capital	-	323,430	(323,430)	-	(323,430)	-	-
Shares issued on cashless exercise of stock options	148,631	-	-	-	-	-	-
Share issuance cost on cashless exercise of options	-	(59,713)	-	-	-	-	(59,713)
Fair value of cashless stock options transferred to share capital	-	180,930	(180,930)	-	(180,930)	-	-
Total comprehensive loss for the period	-	-	-	-	-	(1,500,183)	(1,500,183)
Balance, March 31, 2017	89,828,453	99,907,541	13,404,103	511,714	13,915,817	(65,121,314)	48,702,044
Share-based payments	-	-	1,825,200	-	1,825,200	-	1,825,200
Private placements, net	9,857,800	15,747,732	-	-	-	-	15,747,732
Finders' warrants issued pursuant to private placement	-	-	-	171,526	171,526	-	171,526
Shares issued for cash on exercise of finders’ warrants	7,500	10,125	-	-	-	-	10,125
Fair value of finders’ warrants transferred to share capital	-	3,838	-	(3,838)	(3,838)	-	-
Shares issued for cash on exercise of warrants	1,886,667	1,886,667	-	-	-	-	1,886,667
Shares issued for cash on exercise of stock options	235,000	261,650	-	-	-	-	261,650
Fair value of cash stock options transferred to share capital	-	173,429	(173,429)	-	(173,429)	-	-
Shares issued on cashless exercise of stock options	384,205	-	-	-	-	-	-
Share issuance cost on cashless exercise of options	-	(143,519)	-	-	-	-	(143,519)
Fair value of cashless stock options transferred to share capital	-	207,000	(207,000)	-	(207,000)	-	-
Total comprehensive loss for the period	-	-	-	-	-	(3,731,112)	(3,731,112)
Balance, December 31, 2017	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	312,000	-	312,000	-	312,000
Total comprehensive loss for the period	-	-	-	-	-	(882,420)	(882,420)
Balance, March 31, 2018	102,199,625	118,054,463	15,160,874	679,402	15,840,276	(69,734,846)	64,159,893

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves and is considered to be in the exploration stage. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This is the first set of the Company’s financial statements where IFRS 9 have been applied. Changes to significant accounting policies are described in note 3.

(b)	Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2017. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2017.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2018.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

2.	Basis of presentation (Continued)

The following is an accounting standard issued but not yet effective.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	Significant Accounting Policies

The Company has initially adopted IFRS 9 Financial Instruments from January 1, 2018. The effect of initially applying these standards did not have a material impact on the Company’s financial statements. A number of other new standards are also effective from January 1, 2018, but they also did not have a material impact on the Company's financial statements.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. There was no material impact to the Company’s financial statements as a result of transitioning to IFRS 9.

The details of the new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(i)	Classification and measurement of financial assets and liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

3.	Significant Accounting Policies (Continued)

IFRS 9 Financial Instruments (Continued)

A financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets which consist primarily of cash and cash equivalents, and amounts receivable are classified at amortized cost.

(ii)	Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and amounts receivable.

The adoption of the ECL impairment model had no impact on the carrying amounts of the Company's financial assets on the transition date given the amounts receivable are substantially all current and there has been minimal historical customer default. Moreover, cash and cash equivalents have not been subject to historical credit risk.

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2017. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2018	2017
Accounts receivable (Note 9(b))	$348,972	$243,971
Prepaid expenses	119,770	124,992
	$468,742	$368,963

During the period ended March 31, 2018, the Company recorded value added taxes of $127,610 included in exploration and evaluation assets as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

5.	Deposit on mill equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement (the “Agreement’) to acquire the Rock Creek mill. Pursuant to the Agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of US$6,500,000, plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the “Option”).

In order to exercise the Option, Almaden must make option payments according to the following schedule:

Date	Payment Status	USD	CAD
October 21, 2015	Cash paid	$250,000	$346,000
November 25, 2015	407,997 shares issued		273,358
December 29, 2015	Cash paid	$250,000	346,000
December 31, 2015			$965,358
March 17, 2016	Cash paid	$250,000	324,600
Unrealized foreign exchange loss on deposit on mill equipment			(9,575)
December 31, 2016			$1,280,383

June 13, 2017	Cash paid	$2,000,000	2,647,600
Mill Deposit			$3,927,983
Mill Mobilization Deposit
April 5, 2017	Cash paid	$350,000	469,385
July 19, 2017	Cash paid	$417,500	525,841
			995,226
December 31, 2017			$4,923,209
Mill Mobilization Deposit
February 6, 2018	Cash paid	$682,000	854,546
February 27, 2018	Cash paid	$101,700	129,566
February 27, 2018	Cash paid	$445,500	567,567
			1,551,679
March 31, 2018			$6,474,888

In order to exercise the Option, Almaden must make a final option payment on or before June 15, 2018 for $3,750,000 USD ($4,835,250 CAD). The payments are not refundable upon termination of the option.

The Company has begun a mobilization plan to move the Rock Creek mill from Nome, Alaska to Mexico. A deposit of $1,551,679 ($1,229,200 USD) was paid during the period ended March 31, 2018 to set up camp for the dismantlement of the mill.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

6.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2017	110,040	154,093	247,199	189,563	51,760	311,692	199,952	1,264,299
March 31, 2018	110,040	154,093	247,199	189,563	51,760	311,692	199,952	1,264,299

Accumulated depreciation
December 31, 2017	110,040	134,484	213,702	164,211	49,366	220,204	-	892,007
Depreciation	-	1,061	2,512	1,902	120	1,272	-	6,867
March 31, 2018	110,040	135,545	216,214	166,113	49,486	221,476	-	898,874

Carrying amounts
December 31, 2017	-	19,609	33,497	25,352	2,394	91,488	199,952	372,292
March 31, 2018	-	18,548	30,985	23,450	2,274	90,216	199,952	365,425

The Company has acquired containers to begin a mobilization plan to move the Rock Creek mill (Note 5) from Nome, Alaska to Mexico. As at March 31, 2018, container costs of $199,952 are recorded in property, plant and equipment as mill equipment and will be depreciated when the mill equipment is in the condition and location ready for use.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2017)	7,537,577	1	7,537,578
Additions	47,470	-	47,470
Closing balance - (March 31, 2018)	7,585,047	1	7,585,048
Deferred exploration costs:
Opening balance - (December 31, 2017)	37,266,620	-	37,266,620
Costs incurred during the period
Drilling and related costs	443,439	-	443,439
Professional/technical fees	8,133	-	8,133
Claim maintenance/lease costs	69,395	-	69,395
Geochemical, metallurgy	258,005	-	258,005
Technical studies	798,833	-	798,833
Travel and accommodation	102,497	-	102,497
Geology, geophysics and exploration	161,061	-	161,061
Supplies and misc.	56,942	-	56,942
Environmental	27,570	-	27,570
Value-added tax (Note 4)	127,610	-	127,610
Total deferred exploration costs during the period	2,053,485	-	2,053,485
Closing balance - (March 31, 2018)	39,320,105	-	39,320,105
Total exploration and evaluation assets	46,905,152	1	46,905,153

During the year ended December 31, 2016, the Company entered into two option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for total cash payments of $25,000,000 Mexico pesos (MXN) as follows:

Dates	Payments (MXN)	CAD	Payment Status
November 28, 2016	$10,000,000	$651,200	Paid
November 28, 2018	$15,000,000	$976,500	Outstanding

Payments are not refundable upon termination of the option agreement.

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

8.	Share capital and reserves

(a)	Authorized share capital

At March 31, 2018, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Warrants

The continuity of warrants for the three months ended March 31, 2018 is as follows:

	Exercise	Dec 31,				March 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	22,972	-	-	-	22,972
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
Warrants outstanding and exercisable		8,132,262	-	-	-	8,132,262
Weighted average exercise price		$2.27	-	-	-	$2.27

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2018, the Company had reserved 229,963 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the three months ended March 31, 2018 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

The continuity of stock options for the three months ended March 31, 2018 is as follows:

Expiry date	Exercise price	Dec 31, 2017	Granted	Exercised	Expired	March 31, 2018
April 4, 2018	$1.74	90,000	-	-	-	90,000
May 6, 2018	$1.41	100,000	-	-	-	100,000
June 8, 2018	$1.44	1,915,000	-	-	-	1,915,000
June 18, 2018	$1.46	250,000	-	-	-	250,000
June 29, 2018	$1.71	15,000	-	-	-	15,000
August 9, 2018	$1.91	491,000	-	-	-	491,000
September 15, 2018	$1.85	170,000	-	-	-	170,000
December 11, 2018	$0.72	590,000	-	-	-	590,000
December 11, 2018	$1.68	150,000	-	-	-	150,000
December 11, 2018	$1.80	20,000	-	-	-	20,000
January 2, 2019	$1.04	375,000	-	-	-	375,000
March 17, 2019	$1.35	207,000	-	-	-	207,000
May 4, 2019	$1.99	175,000	-	-	-	175,000
May 19, 2019	$1.84	75,000	-	-	-	75,000
June 12, 2019	$1.89	75,000	-	-	-	75,000
July 2, 2019	$1.32	150,000	-	-	-	150,000
July 2, 2019	$1.19	60,000	-	-	-	60,000
July 2, 2019	$1.34	1,427,000	-	-	-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-	-	1,160,000
April 30, 2020	$1.53	500,000	-	-	-	500,000
April 30, 2020	$1.14	100,000	-	-	-	100,000
September 30, 2020	$1.25	1,195,000	-	-	-	1,195,000
February 7, 2021	$1.11	-	300,000	-	-	300,000
March 29, 2021	$1.08	-	400,000	-	-	400,000
Options outstanding and exercisable		9,290,000	700,000	-	-	9,990,000
Weighted average exercise price		$1.39	$1.09	-	-	$1.37

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

Total share-based payment as a result of option granted and vested during the period ended March 31, 2018, was $312,000 (2017 - $867,870).

The fair value of the options granted during the period ended March 31, 2018, was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.96%
Expected life	3.00 years
Expected volatility	58.97%
Expected dividend yield	Nil
Weighted average fair value per option	$0.45

9.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Almadex (Note 9 (b)) is as follows:

	Three months ended March 31,
	2018	2017

Salaries and benefits	$177,100	$164,675
Share-based payments	312,000	538,470
Directors’ fees	70,000	70,000
	$559,100	$773,145

(b)	Almadex Minerals Ltd (“Almadex”)

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the three months ended March 31, 2018, the Company received $111,482 (2017 - $106,294) from Almadex for administrative services fees included in other income.

At March 31, 2018, the Company accrued $178,047 (December 31, 2017 - $153,038) payable to Almadex for drilling equipment rental services in Mexico.

At March 31, 2018, included in accounts receivable is $325,035 (December 31, 2017 - $195,551) due from Almadex.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

9.	Related party transactions and balances(Continued)

(c)	Other related party transactions

During the three months ended March 31, 2018, the Company employed the Chairman’s daughter for a salary of $10,325 less statutory deductions (2017 - $8,450) for marketing and administrative services provided to the Company.

10.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2018 was based on the loss attributable to common shareholders of $882,420 (2017 - $1,500,183) and a weighted average number of common shares outstanding of 102,199,625 (2017 – 88,633,408)

The calculation of diluted net loss per share for the period ended March 31, 2018 and 2017 did not include the effect of stock options and warrants as they are anti-dilutive.

11.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	Three months ended March 31,
Investing and financing activities	2018	2017

Fair value of finders’ warrants – share issue cost	-	9,165

Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	-	8,959

Fair value of cash stock options transferred to share capital on exercise of options	-	323,430

Fair value of cashless stock options transferred to share capital on exercise of options	-	180,930

As at March 31, 2018, $677,575 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2017 - $493,943).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

11.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	March 31, 2018	December 31, 2017

Cash	$1,289,517	$1,449,184
Term Deposits	10,981,380	14,885,350
	$12,270,897	$16,334,534

12.	Commitments

The Company has entered into a new operating lease for office premises effective April 1, 2017 through to March 31, 2022.

As at March 31, 2018, the remaining payments for executive contracts and the operating lease are due as follows:

	2018	2019	2020	2021	2022	Total

Office lease	$111,308	$150,884	$154,182	$155,006	$38,752	$610,132
Executive contracts	431,250	240,000	240,000	240,000	-	1,151,250
	$542,558	$390,884	$394,182	$395,006	$38,752	$1,761,382

13.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

There have been no changes during the three months ended March 31, 2018, as to how the Company classifies its financial assets and liabilities by fair value through profit or loss, fair value through other comprehensive income, amortized cost, and other financial liabilities upon adoption of IFRS 9.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(a)	Currency risk (Continued)

As at March 31, 2018, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$4,051,815	$86,612
Accounts receivable and prepaid expenses	-	-
Total assets	$4,051,815	$86,612

Trade and other payables	$413,156	$268,829
Total liabilities	$413,156	$268,829

Net assets	$3,638,659	$(182,217)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $364,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $18,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2018, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $110,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

14.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to the management of capital during the period.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2018
Unaudited - Expressed in Canadian dollars

15.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	March 31, 2018	December 31, 2017
Canada	$359,875	$366,450
United States	6,474,888	4,923,209
Mexico	46,910,703	44,810,040
	$53,745,466	$50,099,699

16.	Subsequent events

On April 10, 2018 and May 7, 2018, the Company granted to employees and an officer, pursuant to its stock option plan 90,000 and 100,000 stock options at exercise price of $1.03 and $1.04 per share expiring on April 10, 2020 and April 30, 2020 respectively.